SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Rock of Ages Corporation
(Name of Issuer)
Rock of Ages Corporation
Swenson Granite Company LLC
Granite Acquisition, LLC
Kurt M. Swenson Revocable Trust of 2000
Kevin C. Swenson Revocable Trust of 1994 U/D/T 3-10-94
Karen Swenson
Guy A. Swenson, III
Robert L. Pope
Nancy F. Pope
Richard C. Kimball
Richard C. Kimball and Christina W. Kimball, jointly
Christina W. Kimball, as the sole trustee of the Christina W. Kimball Revocable Trust of 2/21/2001
Charles M. Waite
Lois S. Moore Revocable Trust
Peter B. Moore
Peter A. Friberg
Jon M. Gregory
(Name of Persons Filing Statement)
Class A Common Stock, no par value per share
Class B Common Stock, no par value per share
(Title of Class of Securities)
772632105 — Class A Common Stock
None — Class B Common Stock
(CUSIP Number of Class of Securities)

Granite Acquisition, LLC c/o Swenson Granite Company LLC 369 North State Street Concord, NH 03301 Attn: Robert Pope, Kurt Swenson Tel. No.: (603) 225-2783	Rock of Ages Corporation 560 Graniteville Road Graniteville, VT 05654 Attn: James L. Fox Tel. No.: (877) 225-7626	Swenson Granite Company LLC 369 North State Street Concord, NH 03301 Attn: Robert Pope, Kurt Swenson Tel. No.: (603) 225-2783
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

McLane, Graf, Raulerson & Middleton, PA 900 Elm Street P.O. Box 326 Manchester, NH 03105 Attn: Michael B. Tule Tel. No.: (603) 625-6464	Sheehan Phinney Bass + Green PA 1000 Elm Street Manchester, NH 03101 Attn: Alan L. Reische Tel. No.: (603) 668-0300	Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Attn: Kent A. Coit Tel. No.: (617) 573-4800
This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$25,181,756	$1,795.46

*	Pursuant to the Agreement and Plan of Merger, dated as of October 18, 2010, by and among Rock of Ages Corporation (hereinafter referred to as the “Company” or “Rock of Ages”), Swenson Granite Company LLC (“Parent”) and Granite Acquisition, LLC, a limited liability company wholly owned by Parent (“Merger Sub”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, the shares of Rock of Ages Corporation Class A common stock, no par value and Rock of Ages Corporation Class B common stock, no par value (collectively, the “Common Stock”) held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, as well as shares of Common Stock held in the Company’s treasury (collectively, the “Cancelled Shares”) will be cancelled without any consideration payable therefor. The aggregate number of securities to which the transaction applies excludes the anticipated number of Cancelled Shares.

The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $25,181,756, which is the sum of (a) the product of (i) the 4,707,944 shares of Common Stock, which number of shares is the difference between the number of shares of Common Stock outstanding and the Cancelled Shares, multiplied by (ii) the merger consideration of $5.25 per share of Common Stock, plus (b) $465,050, which is the total cash amount required to “cash-out” each of the 177,500 outstanding options to purchase shares of Class A Common Stock having an exercise price per share less than $5.25, at a cash-out price equal to the product of (i) the difference between the exercise price per share of such option and $5.25 per share multiplied by (ii) the number of shares subject to such option.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0000713 multiplied by the proposed maximum aggregate value of the transaction, as described above.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,795.46

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Rock of Ages Corporation

Date Filed: October 29, 2010

INTRODUCTION
     This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): Rock of Ages Corporation, a Vermont corporation (the “Company,” or “Rock of Ages”), Swenson Granite Company LLC, a Delaware limited liability company (“Parent”), Granite Acquisition, LLC, a Vermont limited liability company wholly owned by Parent (“Merger Sub”) and the members of the “Swenson Granite Group” (as defined below).
     On October 18, 2010, Rock of Ages, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “merger agreement”). The merger agreement provides for the merger of Merger Sub with and into Rock of Ages (the “merger”). Rock of Ages will be the surviving corporation in the merger and, immediately following the merger, Parent will own all of the outstanding capital stock of Rock of Ages. Under the terms of the merger agreement, each existing share of Rock of Ages Class A common stock, no par value per share, and Class B common stock, no par value per share, other than (1) shares held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent at the effective time of the merger, (2) Rock of Ages treasury shares and (3) shares as to which a shareholder has properly asserted dissenters’ rights under the Vermont Business Corporation Act will be converted into the right to receive $5.25 in cash, without interest (the “merger consideration”). Certain members of Parent who are also shareholders of Rock of Ages will, prior to the effective time of the merger, contribute some or all of their Company shares to Parent in exchange for additional shares of membership interest in Parent, and will not receive the merger consideration for their shares. These members of Parent are referred to in this Schedule 13E-3 as the “Swenson Granite Group,” and include the following: the Kurt M. Swenson Revocable Trust of 2000, the Kevin C. Swenson Revocable Trust of 1994, Robert L. Pope, Nancy F. Pope, Richard C. and Christina W. Kimball (individually, jointly and as trustee of the Christina W. Kimball Revocable Trust 2/21/2001), Charles M. Waite, Karen Swenson, the Lois S. Moore Revocable Trust, Peter B. Moore, Peter A. Friberg, Guy A. Swenson, III and Jon M. Gregory.
     The merger is subject to the satisfaction or waiver of various conditions set forth in the merger agreement, including shareholder approval of the merger agreement by shareholders of Rock of Ages. Shareholder approval of the merger agreement requires the affirmative vote of:
•	a majority of the votes represented by all outstanding shares of our Class A common stock and Class B common stock, voting together as a single voting group; and

•	a majority of the outstanding shares of Rock of Ages Class A common stock, not including (in the number of outstanding shares of Class A common stock, or in the number of shares of Class A common stock voted in favor of the merger agreement) shares of Class A common stock owned directly or through a broker or other nominee by members of Parent (the “majority of the minority approval”).
     Each share of Class A common stock entitles the holder thereof to one vote and each share of Class B common stock entitles the holder thereof to 10 votes on all matters on which the holders of Class A common stock and Class B common stock vote together as a single voting group.
     Concurrently with the filing of this Schedule 13E-3, Rock of Ages is filing with the SEC a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of shareholders of Rock of Ages. At the meeting, Company shareholders will consider and vote upon (1) a proposal to approve the merger agreement and (2) a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes of Class A common stock at the time of the meeting to satisfy the condition in the merger agreement that the majority of the minority approval be obtained. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the merger agreement is attached as Annex A to the Proxy Statement.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

     The information contained in this Schedule 13E-3 and the Proxy Statement concerning Rock of Ages was supplied by Rock of Ages, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than Rock of Ages was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.
     As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized or other terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement.
     The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that we are “controlled” by any Filing Person, or that any Filing Person is our “affiliate” with the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet.
Item 1001 of Regulation M-A:
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER.”
Item 2. Subject Company Information.
Item 1002 of Regulation M-A:
(a)	Name and Address. The information set forth in the Proxy Statement under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING — Record Date; Voting Rights” is incorporated herein by reference. The exact title of each class of the subject equity securities is “Class A common stock, no par value” (the “Class A common stock”) and “Class B common stock, no par value” (the “Class B common stock” and together with the Class A common stock, the “common stock”).

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.
Item 3. Identity and Background of Filing Persons.
Item 1003 of Regulation M-A:
(a)-(c)	Name and Address; Business and Background of Entities; Business Background of Filing Persons. The information set forth in the Proxy Statement under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” is incorporated herein by reference. Rock of Ages is the subject company.
Item 4. Terms of the Transaction.
Item 1004 of Regulation M-A:
(a)(1)	Material Terms. Tender Offers. Not Applicable.

(a)(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” “VOTING AND CONTRIBUTION AGREEMENTS,” “Annex A — Agreement and Plan of Merger,” “Annex B — Voting Agreement,” and “Annex C — Contribution Agreement.”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION—Swenson Granite Group,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” and “VOTING AND CONTRIBUTION AGREEMENTS,” “Annex B — Voting Agreement,” and “Annex C — Contribution Agreement.”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Dissenters’ Rights,” “SPECIAL FACTORS — Dissenters’ Rights,” “THE MERGER AGREEMENT—Dissenters’ Rights” and “Annex E — Chapter 13 of the Vermont Business Corporation Act.”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders” and “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration.” There are no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 1005 of Regulation M-A:
(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION—Certain Transactions Between the Parties,” “VOTING AND CONTRIBUTION AGREEMENTS,” “Annex B — Voting Agreement” and “Annex C — Contribution Agreement.”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger.”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Required Vote,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION—Swenson Granite Group,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” “VOTING AND CONTRIBUTION AGREEMENTS,” “Annex A — Agreement and Plan of Merger,” “Annex B — Voting Agreement” and “Annex C — Contribution Agreement.”

Item 6. Purposes of the Transaction and Plans or Proposals
Item 1006 of Regulation M-A:
(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT” and “Annex A — Agreement and Plan of Merger.”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Financing of the Merger,” “THE MERGER AGREEMENT” and “MARKET PRICE AND DIVIDEND INFORMATION.”
Item 7. Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A:
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Purpose and Reasons for the Merger.”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Alternatives to the Merger.”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Alternatives to the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger” and “Annex D — Opinion of Covington Associates, LLC.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Financing of the Merger,” “SPECIAL FACTORS— Estimated Fees and Expenses of the Merger,” “SPECIAL FACTORS—Regulatory Approvals and Requirements,” “SPECIAL FACTORS — Certain Material U.S. Federal Income Tax Consequences,” “THE MERGER AGREEMENT” and “Annex A — Agreement and Plan of Merger.”
Item 8. Fairness of the Transaction.
Item 1014 of Regulation M-A:
(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors;

Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex D — Opinion of Covington Associates, LLC.”
(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger” and “Annex D — Opinion of Covington Associates, LLC.”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “FORWARD-LOOKING STATEMENTS,” “THE SPECIAL MEETING—Required Vote,” “THE SPECIAL MEETING—How Shares are Voted; Proxies; Revocation of Proxies,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Dissenters’ Rights,” “THE MERGER AGREEMENT—Acquisition Proposals,” “THE MERGER AGREEMENT—Voting of Our Common Stock at the Special Meeting by Parent, its Subsidiaries and Members of the Swenson Granite Group,” “THE MERGER AGREEMENT—Conditions to Completion of the Merger” and “THE MERGER AGREEMENT—Termination of the Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Financial Projections,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex D — Opinion of Covington Associates, LLC.”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “THE MERGER AGREEMENT—Acquisition Proposals,” “THE MERGER AGREEMENT—Termination of the Merger Agreement” and “Annex A — Agreement and Plan of Merger.”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration” and “SPECIAL FACTORS—Alternatives to the Merger.”
Item 9. Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A:
(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex D — Opinion of Covington Associates, LLC.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” and “Annex D — Opinion of Covington Associates, LLC.”

(c)	Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive officers of Rock of Ages during its regular business hours by any interested holder of our common stock or any representative who has been designated in writing.
Item 10. Source and Amounts of Funds or Other Consideration.
Item 1007 of Regulation M-A:
(a)-(d)	Sources of Funds or other Consideration; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Structure of the Transaction,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Alternatives to the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Certain Risks in the Event of Bankruptcy,” “SPECIAL FACTORS—Financing of the Merger,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger,” “THE MERGER AGREEMENT—Financing of the Merger by Parent,” “THE MERGER AGREEMENT—Termination Fees and Expenses” and “Annex A — Agreement and Plan of Merger.”
Item 11. Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “THE SPECIAL MEETING—Required Vote,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION—Swenson Granite Group,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “VOTING AND CONTRIBUTION AGREEMENTS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “VOTING AND CONTRIBUTION AGREEMENTS,” “RECENT TRANSACTIONS,” “Annex B — Voting Agreement” and “Annex C — Contribution Agreement.”
Item 12. Solicitation or Recommendation.
Item 1012 of Regulation M-A:
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “THE SPECIAL MEETING—Required Vote,” “PARTIES INVOLVED IN THE PROPOSED TRANSACTION—Swenson Granite Group,” “SPECIAL FACTORS—Purpose and Reasons for the Merger,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration,” “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration,” “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “VOTING AND CONTRIBUTION AGREEMENTS,” “Annex B — Voting Agreement” and “Annex C — Contribution Agreement.”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” “SPECIAL FACTORS—Position of Parent, Merger Sub and the members of the Swenson Granite Group as to the Fairness of the Merger to the Company’s Shareholders that are Receiving the Merger Consideration” and “SPECIAL FACTORS—Rock of Ages’ Position as to the Fairness of the Merger to the Company’s Shareholders Receiving the Merger Consideration.”
Item 13. Financial Statements.
Item 1010 of Regulation M-A:
(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SELECTED HISTORICAL FINANCIAL INFORMATION,” “RATIO OF EARNINGS TO FIXED CHARGES” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009, in its quarterly report on Form 10-Q for its quarter ended July 3, 2010 and its Current Report on Form 8-K, as filed on October 29, 2010 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Solicitation of Proxies,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board of Directors; Reasons for Recommending Approval of the Merger Agreement to the Company’s Shareholders,” SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS—Interests of Certain Persons in the Merger,” “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger” and “Annex D — Opinion of Covington Associates, LLC.”
Item 15. Additional Information.
Item 1011 of Regulation M-A:
(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.
Item 16. Exhibits.
Item 1016 of Regulation M-A:
(a)(1)	Preliminary proxy statement for the special meeting of the shareholders of Rock of Ages Corporation, incorporated herein by reference to the Schedule 14A filed by Rock of Ages with the SEC on October 29, 2010 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of Rock of Ages Class A common stock, filed with the SEC together with the Proxy Statement.

(a)(3)	Form of Proxy Card for shareholders of Rock of Ages Class B common stock, filed with the SEC together with the Proxy Statement.

(a)(4)	Form of Letter to shareholders of Rock of Ages, filed with the SEC together with the Proxy Statement.

(a)(5)	Form of Notice of Special Meeting to shareholders of Rock of Ages, filed with the SEC together with the Proxy Statement.

(a)(6)	Press Release dated October 18, 2010 (filed as Exhibit 99.1 to Rock of Ages’ Current Report on Form 8-K dated October 18, 2010 and incorporated herein by reference).

(b)(1)	Commitment Letter from People’s United Bank and Keybank, National Association dated as of October 18, 2010 and the form of the related Proposed Credit Agreement (incorporated herein by reference to Exhibit 2 to the Schedule 13D Amendment No. 1 filed by Parent and the members of the Swenson Granite Group on October 20, 2010).

(c)(1)	Opinion of Covington Associates, LLC (attached as Annex D to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials, dated as of October 15, 2010, prepared by Covington Associates, LLC

(d)(1)	Agreement and Plan of Merger dated as October 18, 2010, by and among Parent, Merger Sub and Rock of Ages (attached as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(2)	Form of Contribution Agreement, dated as of October 18, 2010, entered into by and between Parent and each member of the Swenson Granite Group (incorporated herein by reference to Exhibit 1 to the Schedule 13D Amendment No. 1 filed by Parent and the members of the Swenson Granite Group on October 20, 2010).

(d)(3)	Form of Voting Agreement, dated as of October 18, 2010, entered into by and between Parent and each member of the Swenson Granite Group (incorporated herein by reference to Exhibit 3 to the Schedule 13D Amendment No. 1 filed by Parent and the members of the Swenson Granite Group on October 20, 2010).

(d)(4)	Power of Attorney regarding amendments to Schedule 13E-3, dated as of October 29, 2010, granted by the members of the Swenson Granite Group in favor of Kurt M. Swenson.

(f)(1)	Dissenters’ rights of appraisal are described under the caption “SPECIAL FACTORS—Dissenters’ Rights” set forth in the Proxy Statement and in Annex E to the Proxy Statement (entitled “Chapter 13 of the Vermont Business Corporation Act”) and are incorporated herein by reference.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

ROCK OF AGES CORPORATION
Date: October 29, 2010	By:	/s/ Laura Plude
Laura Plude, Chief Financial Officer

SWENSON GRANITE COMPANY LLC
Date: October 29, 2010	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Chairman

GRANITE ACQUISITION, LLC
Date: October 29, 2010	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Manager

KURT M. SWENSON REVOCABLE TRUST OF 2000
Date: October 29, 2010	By:	/s/ Kurt M. Swenson
Kurt M. Swenson, Trustee

THE KEVIN C. SWENSON REVOCABLE TRUST OF 1994 U/D/T 3-10-94
Date: October 29, 2010	By:	/s/ Kevin C. Swenson
Kevin C. Swenson, Trustee

Date: October 29, 2010	/s/ Robert L. Pope
Robert L. Pope

Date: October 29, 2010	/s/ Nancy F. Pope
Nancy F. Pope

RICHARD C. KIMBALL IRA
Date: October 29, 2010	By:	/s/ Richard C. Kimball
Richard C. Kimball

CHRISTINA W. KIMBALL REVOCABLE TRUST OF 2-21-2001
Date: October 29, 2010	By:	/s/ Christina W. Kimball
Christina W. Kimball, Trustee

Date: October 29, 2010		/s/ Richard C. Kimball
Richard C. Kimball, joint tenant

Date: October 29, 2010		/s/ Christina W. Kimball
Christina W. Kimball, joint tenant

Date: October 29, 2010		/s/ Charles M. Waite
Charles M. Waite

Date: October 29, 2010		/s/ Karen Swenson
Karen Swenson

LOIS S. MOORE REVOCABLE TRUST
Date: October 29, 2010	By:	/s/ Lois S. Moore
Lois S. Moore, Trustee

Date: October 29, 2010		/s/ Peter B. Moore
Peter B. Moore

Date: October 29, 2010		/s/ Peter A. Friberg
Peter A. Friberg

Date: October 29, 2010		/s/ Guy A. Swenson, III
Guy A. Swenson, III

Date: October 29, 2010		/s/ Jon M. Gregory
Jon M. Gregory